DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com
Peter M. Astiz
peter.astiz@dlapiper.com
T 650.833.2036
F 650.687.1159
April 16, 2008
Daniel F. Duchovny
Nick Panos
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Packeteer, Inc.; Schedule 14D-9 filed April 1, 2008 File No. 005-57967
Dear Messrs. Duchovny and Panos:
     On behalf of our client Packeteer, Inc. (the “Company”), we have set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), dated April 7, 2008, with respect to the above-reference Schedule 14D-9 (the “Schedule 14D-9”). Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 2 to Schedule 14D-9 (the “Amendment”), responding to your comments.
     For your convenience, we have repeated the comments set forth in the Staff’s letter and followed the comment with the Company’s response. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2
1.	Please quantify the payment due to each of your executive officers in connection with each agreement under which an acquisition by the bidders of more than 50% of your stock would result in a change of control (page 3). Please apply this comment to your disclosure of the change of control compensation due your non-employee directors (page 4).

Response: The section of Item 3 of the Schedule 14D-9 entitled “Change in Control Agreements” has been amended and restated to add supplemental information in response to the Staff’s comment.
Item 6. Interest in Securities of Subject Company, page 15
2.	Please tell us why you need to qualify your disclosure “to [your] best knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Daniel F. Duchovny
Nick Panos
April 16, 2008
Page Two
Response: The Company qualified its disclosure “to the Company’s best knowledge” regarding transactions with respect to its Common Stock during the noted period as any such transactions are neither within its control nor necessarily part of its books and records. The Company has, however, made a formal inquiry of its executive directors and officers with respect to such transactions. In response to the Staff’s comment, Item 6 of the Schedule 14D-9 has been amended and restated to make note of this inquiry.
* * * * * * * * *
     The Company does not believe that the responses contained herein and in the Amendment materially change the information that has already been provided to the security holders of the Company and, therefore, no dissemination of revised materials is necessary.
     On behalf of the Company, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any comments or questions regarding the foregoing to the undersigned at (650) 833-2036, or to Diane Frankle at (650) 833-2026. Thank you for your cooperation in connection with this matter.
Very truly yours,
DLA Piper US LLP
/s/ Peter Astiz
Peter Astiz
peter.astiz@dlapiper.com

cc:	David Yntema, Vice President and Chief Financial Officer, Packeteer, Inc. Diane Holt Frankle, Esq. DLA Piper